February 28, 2007

Mail Stop 4561

Mr. Chi Keung Wong
Chief Financial Officer
COL China Online International, Inc.
3176 South Peoria Court, Suite 100
Aurora, CO 80014

Re:     COL China Online International, Inc.
        Form 10-KSB for the year ended June 30, 2006
        Filed October 17, 2006
        File No. 333-39208

Dear Mr. Wong:

        We have reviewed your filing and have the following comments.  We have
limited our review to only your financial statements and related disclosures and will
make no further review of your document.  Where indicated, we think you should revise
your document in response to these comments.  If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is unnecessary.  Please
be as detailed as necessary in your explanation.  In some of our comments, we ask you to
provide us with information so we may better understand your disclosure.  After
reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or on any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the year ended June 30, 2006

Report of Independent Registered Public Accounting Firm

1.      In accordance with Rule 2-02 of Regulation S-X, the auditor should indicate the
        city *and* state where the report was issued.  Please have your auditor revise their
        report to provide this information.

Certification, Exhibit 31

2.      Please amend to include the latest form of certification as last amended June 2003 and effective August 2003.  See Item 601(b)(31) of Regulation S-B.  Please note that the certification must be signed in a personal capacity.  In that regard, revise your certification to exclude the title of the certifying individual from the opening sentence.

3.      Please note that the amendment filed in response to the above comments should include the audited financial statements in their entirety along with the revised audit report.

Form 10-KSB for the year ended June 30, 2006

Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page 37

Impairment of Long-Lived Assets, page 38

4.      Please note that SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121.

Management's Discussion and Analysis or Plan of Operation, page 45

Critical Accounting Policies, page 47

5.      We note the description of your significant accounting policies in Note 2 to the financial statements.  Please revise your discussion here to specifically address why your provision for doubtful debts and impairment loss provision bear the risk of change and clarify the nature of uncertainty surrounding your assumptions. Refer to the guidance in FR-72.

*    *    *    *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant